December 28, 2015

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention: H. Stephen Kim

Re:	QCR Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 12, 2015
File No. 000-22208

Dear Mr. Kim:

We are in receipt of your letter dated December 15, 2015 (the “Comment Letter”) concerning the above-captioned filing of QCR Holdings, Inc. (the “Company”) and hereby submit the following responses to the comments contained therein. Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto. Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter.

Item 8. Financial Statements

Consolidated Statements of Income, page 60

1.

The staff notes the line item titled Losses on other real estate owned, net in noninterest income. Please revise future filings to present the net cost of operation of other real estate in noninterest expense pursuant to Rule 9-04 14 (d) of Regulation S-X.

Response:

As required by Rule 9-04 14 (d) of Regulation S-X, we will revise future filings to present the net cost of operation of other real estate as a separate line item within noninterest expense, should the Company meet the threshold requirements.

Item 9A. Control and Procedures

Report of Independent Registered Public Accounting Firm, page 132

2.	Please expand the report to include the opinion paragraph in an amendment to the Form 10-K.

Response:

The Company will expand the report to include the opinion paragraph in an amendment to the Form 10-K to be filed with the Securities and Exchange Commission (the “Commission”) as soon as practicable. The opinion paragraph was inadvertently omitted in the original Form 10-K filing during the EDGARization process.

Verbal Staff Comment

In addition to the Staff’s letter, we received a verbal comment from the Staff on December 16, 2015, concerning Exhibit 23.1 filed with the Form 10-K. We understand that the Commission file number with respect to the QCR Holdings, Inc. 2008 Equity Incentive Plan should read “333-151042” instead of “333-15042” in the Exhibit. We will revise future filings to show the correct Commission file number.

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (309) 743-7745 or tgipple@qcrh.com.

Sincerely,

/s/ Todd A. Gipple

Todd A. Gipple
Executive Vice President, Chief Operating Officer
& Chief Financial Officer

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